SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 8, 2016

                 HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

______New Territories, Hong Kong________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

On July 8, 2016, Highway Holdings Limited (the “Company”) mailed to its shareholders certain materials related to the Annual Meeting of Shareholders to be held at the offices of TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California U.S.A., on Monday, August 15, 2016. The materials included the following:

1. An Annual Report, which consisted of the Form 20-F report filed on June 30, 2016 with the U.S. Securities and Exchange Commission and a letter to the shareholders from the Company’s President and Chief Executive Officer. The Form 20-F is available on the SEC's website at http://www.sec.gov. Attached hereto is a copy of the letter to the shareholders that was included in the Annual Report.

2. The Company’s Notice of Annual Meeting of Shareholders and the Proxy Statement.

Exhibit Index.

Exhibit No.	Description
99.1	Letter to shareholders.

99.2	Notice of Annual Meeting of Shareholders and the Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 12, 2016	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer